

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE

April 24, 2012

<u>Via E-mail</u>
Philip G. Franklin
Vice President and Chief Financial Officer
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, IL 60631

>    **Re:    Littelfuse, Inc.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2011**
>    **Filed February 24, 2012**
>    **File No. 000-20388**

Dear Mr. Franklin:

        We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>                Sincerely,
>
>                /s/ Martin James
>
>                Martin James
>                Senior Assistant Chief Accountant